UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42379

Founder Group Limited

No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Results of Founder Group Limited’s 2025 Annual General Meeting

The 2025 annual general meeting of shareholders (the “Meeting”) of Founder Group Limited (the “Company”) was held virtually on December 5, 2025 at 10 A.M. (Eastern Time), pursuant to notice duly given.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	the approval of the payment of director fees to each director of the Company in the aggregate amount of up to USD$350,000.00 for the year ending 31 December 2026;

2.	the approval of the appointment of JP Centurion & Partners Plt as the auditor of the Company for financial year 2025; and

3.	the approval of the amendment and restatement of the memorandum and articles of association of the Company to grant the board of directors the authority to appoint and remove auditors and determine the remuneration of auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: December 11, 2025

2